Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

August 5, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Sustainable Opportunities Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed July 29, 2021 File No. 333-255118

Dear Sir or Madam:

This letter sets forth responses of Sustainable Opportunities Acquisition Corp. (“SOAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated August 5, 2021, with respect to the above referenced Amendment No. 4 to Registration Statement on Form S-4 (File No. 333-255118) (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth SOAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, SOAC has revised the Registration Statement in response to the Staff’s comments and SOAC is concurrently filing Amendment No. 5 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of SOAC’s responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Amendment No. 4 to Registration Statement on Form S-4 filed July 29, 2021

Environmental Market Opportunity, page 124

1.	Staff’s Comment:

We note your response to comment 2. In your response, you disclose that studies and analyses presented in the white papers were co-authored by individuals that include certain executive officers of DeepGreen, although the studies were not prepared in connection with the registration statement. Please similarly revise your prospectus to indicate that certain executive officers of DeepGreen co-authored the LCAs, such as clarifying what you term lifecycle ESG impacts were from studies commissioned and co- authored by DeepGreen.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 126 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Scott Leonard
Name:	Scott Leonard
Title:	Chief Executive Officer

Via E-mail:

cc:	Julian Seiguer
Kirkland & Ellis LLP